# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vera Therapeutics, Inc., CIK 0001831828
CUSIP: 92337R101
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2000 Sierra Point Parkway, Suite 1200, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001680200
Persons authorized to receive notices and communications: Nathalie Auber, Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 3, Suite 150, Menlo Park, California (CA), 94025, (650) 681-8420; Jonathan Goodwin, Esq., c/o Gunderson Dettmer Stough Villeneuve, 550 Allerton Street, Redwood City, California (CA), 94063, (650) 321-2400

## Reporting persons
- Sofinnova Venture Partners X, L.P. ("SVP X") (CIK 0001680200): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,793,987; shared voting power 0; sole dispositive power 2,793,987; shared dispositive power 0; aggregate amount beneficially owned 2,793,987 (3.9% of the class)
  Comment: Note to Row 7: 2,793,987 shares, except that Sofinnova Management X, L.P. ("SM X LP"), the general partner of SVP X, may be deemed to have sole voting power, Sofinnova Management X-A, L.L.C. ("SM X LLC"), the general partner of SM X LP, may be deemed to have sole voting power, and Dr. James I. Healy ("Healy") and Dr. Maha Katabi ("Katabi"), the managing members of SM X LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 2,793,987 shares, except that SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.
  
  Note to Row 10: See response to row 9.
- Sofinnova Management X, L.P. ("SM X LP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,793,987; shared voting power 0; sole dispositive power 2,793,987; shared dispositive power 0; aggregate amount beneficially owned 2,793,987 (3.9% of the class)
  Comment: Note to Row 7: 2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.
  
  Note to Row 10: See response to row 9.
- Sofinnova Management X-A, L.L.C. ("SM X LLC"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,793,987; shared voting power 0; sole dispositive power 2,793,987; shared dispositive power 0; aggregate amount beneficially owned 2,793,987 (3.9% of the class)
  Comment: Note to Row 7: 2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.
  ..
  Note to Row 10: See response to row 9.
- Dr. James I. Healy ("Healy"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,793,987; sole dispositive power 0; shared dispositive power 2,793,987; aggregate amount beneficially owned 2,793,987 (3.9% of the class)
  Comment: Note to Row 8: 2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy, a managing member of SM X LLC, may be deemed to have shared voting power to vote these shares.
  
  Note to Row 10: 2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy, a managing member of SM X LLC, may be deemed to have shared dispositive power over these shares.
- Dr. Maha Katabi ("Katabi"): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 53,850; shared voting power 2,793,987; sole dispositive power 53,850; shared dispositive power 2,793,987; aggregate amount beneficially owned 2,847,837 (4% of the class)
  Comment: Note to Row 7: 53,850 shares, all of which are subject to stock options exercisable by Katabi within 60 days of the date of this filing.
  
  Note to Row 8: 2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Katabi, a managing member of SM X LLC and a director of the Issuer, may be deemed to have shared voting power to vote these shares.
  
  Note to Row 9: 53,850 shares, all of which are subject to stock options exercisable by Katabi within 60 days of the date of this filing.
  
  Note to Row 10: 2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Katabi, a managing member of SM X LLC and a director of the Issuer, may be deemed to have shared dispositive power over these shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: Vera Therapeutics, Inc.
Address of issuer's principal executive offices: 2000 Sierra Point Parkway, Suite 1200, Brisbane, California (CA), 94005
Comment:
This Amendment No. 5 ("Amendment No. 5") amends and restates the Statement on Schedule 13D that was initially filed on May 24, 2021 and amended on February 6, 2023, February 14, 2023, February 20, 2024 and March 26, 2024 (as amended, the "Original Schedule 13D"). This Amendment No. 5 relates to the beneficial ownership of Class A Common Stock, $0.001 par value per share ("Common Stock") of Vera Therapeutics, Inc., a Delaware corporation ("Issuer") by Sofinnova Venture Partners X, L.P., a Delaware limited partnership ("SVP X"), Sofinnova Management X, L.P., a Delaware limited partnership ("SM X LP"), Sofinnova Management X-A, L.L.C., a Delaware limited liability company ("SM X LLC"), Dr. James I. Healy ("Healy"), and Dr. Maha Katabi ("Katabi" and collectively with SVP X, SM X LP, SM X LLC, and Healy, the "Reporting Persons"). This Amendment No. 5 is being filed to update the aggregate percentage of Common Stock owned by the Reporting Persons due to dilution caused by the Issuer's sales of additional shares of its Common Stock from time to time since the filing of the Original Schedule 13D. In addition, the Issuer reported outstanding Common Stock in the Issuer's Form 424(b)(5) filed with the Securities and Exchange Commission on December 10, 2025 (File No. 333-282861), causing the Reporting Persons to cease to be beneficial owners of more than five percent (5%) of the Issuer's Common Stock as of September 30, 2025.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer's principal executive offices are located at 2000 Sierra Point Parkway, Suite 1200, Brisbane, California 94005.

## Item 2. Identity and Background
Name of person filing: The persons and entities filing this Schedule 13D are SVP X, SM X LP, SM X LLC, Healy, and Katabi. SM X LP, the general partner of SVP X, and SM X LLC, the general partner of SM X LP, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP X. Katabi may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Katabi.
Residence or business address: The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Building 3, Suite 150, Menlo Park, California 94025.
Present principal occupation or employment: The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP X is to make investments in private and public companies, the principal business of SM X LP is to serve as the general partner of SVP X, and the principal business of SM X LLC is to serve as the general partner of SM X LP. Healy and Katabi are the managing members of SM X LLC. Katabi is a member of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SVP X is a Delaware limited partnership. SM X LP is a Delaware limited partnership. SM X LLC is a Delaware limited liability company. Healy is a U.S. citizen. Katabi is a Canadian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 29, 2020, SVP X purchased 25,346,400 shares of Series C Preferred Stock from the Issuer at a purchase price of $0.5918 per share, or $14,999,999.52 in the aggregate. In connection with the Issuer's initial public offering of Common Stock (the "Offering"), the Issuer's Series C Preferred Stock automatically converted into shares of Common Stock on an 11.5869:1 basis (on an adjusted basis, after giving effect to the reverse stock split of the Common Stock effected by the Issuer on May 7, 2021).

On May 13, 2021, the Issuer granted Katabi a stock option to purchase 9,925 shares of Common Stock at an exercise price of $11.00 per share. The shares subject to the option will vest on the earlier of May 13, 2022 or the 2022 annual meeting of stockholders of the Issuer. Such option will expire on May 12, 2031.

In connection with the Offering, SVP X purchased 727,272 shares of Common Stock from the Issuer at a purchase price of $11.00 per share, or $7,999,992 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) on May 17, 2021 with the Securities and Exchange Commission (the "Prospectus").

On February 10, 2022, SVP X purchased 266,666 shares of Common Stock at a purchase price of $15.00 per share, or $3,999,999.00 in the aggregate, in open market purchases.

On May 24, 2022, the Issuer granted Katabi a stock option to purchase 9,925 shares of Common Stock at an exercise price of $16.14 per share. The shares subject to the option will vest on the earlier of May 24, 2023 or the 2023 annual meeting of stockholders of the Issuer. Such option will expire on May 23, 2032.

The Issuer filed a Prospectus Supplement pursuant to Rule 424(b)(5) on February 2, 2023 with the Securities and Exchange Commission (the "2023 Prospectus Supplement") that details the Issuer's offering of 14,285,175 shares of Common Stock (the "February 2023 Follow-on Offering").

In connection with the February 2023 Follow-on Offering, SVP X purchased 285,714 shares of Common Stock at a purchase price of $7.00 per share, or $1,999,998.00 in the aggregate. Such purchases occurred pursuant to and on the terms set forth in the 2023 Prospectus Supplement.

On May 10, 2023, the Issuer granted Katabi a stock option to purchase 20,000 shares of Common Stock at an exercise price of $7.70 per share. The shares subject to the option will vest on the earlier of May 10, 2024 or the 2024 annual meeting of stockholders of the Issuer. Such option will expire on May 9, 2033.

The Issuer filed a Prospectus Supplement pursuant to Rule 424(b)(5) on January 30, 2024 with the Securities and Exchange Commission (the "2024 Prospectus Supplement") that details the Issuer's offering of 8,064,517 shares of Common Stock (the "January 2024 Follow-on Offering").

In connection with the January 2024 Follow-on Offering, SVP X purchased 161,290 shares of Common Stock at a purchase price of $31.00 per share, or $4,999,990.00 in the aggregate. Such purchases occurred pursuant to and on the terms set forth in the 2024 Prospectus Supplement.

On March 21, 2024, SVP X sold 32,756 shares of Common Stock at a weighted average price of $43.00 per share, or $1,408,518.88 in the aggregate, in open market sales. Such shares of Common Stock were sold in multiple transactions at prices ranging from $43.00 to $43.06. SVP X undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On March 21, 2024, SVP X sold 21,918 shares of Common Stock at a price of $44.00 per share, or $964,392.00 in the aggregate, in open market sales.

On March 21, 2024, SVP X sold 12,617 shares of Common Stock at a weighted average price of $45.52 per share, or $574,285.61 in the aggregate, in open market sales. Such shares of Common Stock were sold in multiple transactions at prices ranging from $45.06 to $45.96. SVP X undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On March 21, 2024, SVP X sold 13,718 shares of Common Stock at a weighted average price of $46.18 per share, or $633,550.66 in the aggregate, in open market sales. Such shares of Common Stock were sold in multiple transactions at prices ranging from $46.00 to $46.94. SVP X undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On March 22, 2024, SVP X sold 413,450 shares of Common Stock at a weighted average price of $40.51 per share, or $16,750,204.03 in the aggregate, in open market sales. Such shares of Common Stock were sold in multiple transactions at prices ranging from $40.50 to $41.18. SVP X undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On March 25, 2024, SVP X sold 340,000 shares of Common Stock at a weighted average price of $40.50 per share, or $13,771,486.97 in the aggregate, in open market sales. Such shares of Common Stock were sold in multiple transactions at prices ranging from $40.50 to $41.40. SVP X undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On May 15, 2024, the Issuer granted Katabi a stock option to purchase 14,000 shares of Common Stock at an exercise price of $42.69 per share. The shares subject to the option will vest on the earlier of May 15, 2025 or the 2025 annual meeting of stockholders of the Issuer. Such option will expire on May 14, 2034.

On May 14, 2025, the Issuer granted Katabi a stock option to purchase 14,000 shares of Common Stock at an exercise price of $21.19 per share. The shares subject to the option will vest on the earlier of May 14, 2026 or the 2026 annual meeting of stockholders of the Issuer. Such option will expire on May 13, 2035.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP X were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 71,355,667 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K (File No. 001-40407) filed with the Securities and Exchange Commission on February 26, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of SVP X, the general partner and limited partners of SVP X may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Issuer's Common Stock on September 30, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
SVP X and Katabi have agreed that, without the prior written consent of Jefferies LLC, Cowen and Company, LLC and Evercore Group L.L.C., on behalf of the Issuer's underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date set forth on the Prospectus, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any hedging, swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Exhibit A to Exhibit 1.1 to the Issuer's Amendment No. 1 to Form S-1 Registration Statement (File No. 333-255492), and such description is incorporated herein by reference.

SVP X is a party to a Second Amended and Restated Investors' Rights Agreement among the Issuer, SVP X and other shareholders. Subject to the terms of such Second Amended and Restated Investors' Rights Agreement, SVP X can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Second Amended and Restated Investors' Rights Agreement dated as of October 29, 2020 is more fully described in the Prospectus and was filed as Exhibit 4.2 to the Issuer's Form S-1 Registration Statement (File No. 333-255492), and such description is incorporated herein by reference.

Katabi, in her capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer. Such Indemnification Agreement is more fully described in the Prospectus and was filed as Exhibit 10.8 to the Issuer's Amendment No. 1 to Form S-1 Registration Statement (File No. 333-255492), and such description is incorporated herein by reference.

In connection with the February 2023 Follow-on Offering, SVP X and Katabi have agreed that, without the prior written consent of J.P. Morgan, Cowen and Evercore, on behalf of the Issuer's underwriters, they will not, subject to limited exceptions, during the period ending 60 days after the date set forth on the 2023 Prospectus Supplement, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock, in cash or otherwise. Such Lock-Up Agreement is more fully described in the 2023 Prospectus Supplement and was filed as Exhibit A to Exhibit 1.1 to the Issuer's Form 8-K (File No. 001-40407) filed on February 2, 2023, and such description is incorporated herein by reference.

In connection with the January 2024 Follow-on Offering, SVP X and Katabi have agreed that, without the prior written consent of J.P. Morgan, Cowen and Evercore, on behalf of the Issuer's underwriters, they will not, subject to limited exceptions, during the period ending 45 days and 60 days, respectively, after the date set forth on the 2024 Prospectus Supplement, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock, in cash or otherwise. Such Lock-Up Agreement is more fully described in the 2024 Prospectus Supplement and was filed as Exhibit A to Exhibit 1.1 to the Issuer's Form 8-K (File No. 001-40407) filed on January 30, 2024, and such description is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT A Agreement of Joint Filing

EXHIBIT B Power of Attorney

EXHIBIT C Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer's Amendment No. 1 to Form S-1 Registration Statement (File No. 333-255492) is incorporated herein by reference.

EXHIBIT D Second Amended and Restated Investors' Rights Agreement described in Item 6, filed as Exhibit 4.2 to the Issuer's Form S-1 Registration Statement (File No. 333-255492) is incorporated herein by reference.

EXHIBIT E Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.8 to the Issuer's Amendment No. 1 to Form S-1 Registration Statement (File No. 333-255492) is incorporated herein by reference.

EXHIBIT F Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer's Form 8-K (File No. 001-40407) on February 2, 2023, is incorporated herein by reference.

EXHIBIT G Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer's Form 8-K (File No. 001-40407) on January 30, 2024, is incorporated herein by reference.

## Signatures
- Sofinnova Venture Partners X, L.P. ("SVP X"): /s/ Nathalie Auber, Nathalie Auber / Attorney-in-Fact (03/05/2026)
- Sofinnova Management X, L.P. ("SM X LP"): /s/ Nathalie Auber, Nathalie Auber / Attorney-in-Fact (03/05/2026)
- Sofinnova Management X-A, L.L.C. ("SM X LLC"): /s/ Nathalie Auber, Nathalie Auber / Attorney-in-Fact (03/05/2026)
- Dr. James I. Healy ("Healy"): /s/ Nathalie Auber, Nathalie Auber / Attorney-in-Fact (03/05/2026)
- Dr. Maha Katabi ("Katabi"): /s/ Nathalie Auber, Nathalie Auber / Attorney-in-Fact (03/05/2026)